EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

						Twelve	Nine
						Months	Months
	Years Ended December 31,					Ended	Ended
	2010	2011	2012	2013	2014	9/30/2015	9/30/2015
EARNINGS (a)
Income from Continuing Operations Before Income Tax Expense and Equity Earnings	$1,792	$2,298	$1,802	$2,094	$2,403	$2,585	$2,330
Income Distributed from Equity Method Investment	—	—	—	—	23	22	13
Fixed Charges (as below)	1,202	1,149	1,197	1,083	1,052	1,074	809
Preferred Security Dividend Requirements of Consolidated Subsidiaries	(4)	(8)	—	—	—	—	—
Total Earnings	$2,990	$3,439	$2,999	$3,177	$3,478	$3,681	$3,152

FIXED CHARGES (a)
Interest Expense	$987	$917	$973	$890	$868	$877	$659
Credit for Allowance for Borrowed Funds Used During Construction	53	63	69	40	44	57	45
Estimated Interest Element in Lease Rentals	158	161	155	153	140	140	105
Preferred Security Dividend Requirements of Consolidated Subsidiaries	4	8	—	—	—	—	—
Total Fixed Charges	$1,202	$1,149	$1,197	$1,083	$1,052	$1,074	$809

Ratio of Earnings to Fixed Charges (a)	2.48	2.99	2.50	2.93	3.30	3.42	3.89

(a) All periods presented reflect the reclassification of AEP River Operations as Discontinued Operations. See “AEPRO (AEP River Operations Segment)” section of Note 6 to the Financial Statements for additional information.